

September 10, 2024

Enric Escorsa
Chief Executive Officer
Wallbox N.V.
Carrer del Foc, 68
Barcelona, Spain 08038

>   **Re: Wallbox N.V.**
>   **Registration Statement on Form F-3**
>   **Filed September 5, 2024**
>   **File No. 333-281952**

Dear Enric Escorsa:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Eranga Dias at 202-551-8107 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Manufacturing